

NEWS FROM
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: February 16, 2005
CONTACT: Steven R. Williams - (304) 842-3597   http://www.petd.com

Petroleum Development Provides Operating and Financial Updates;
Thomas E. Riley Will Speak at C.K. Cooper Conference February 18, 2005

Petroleum Development Corporation (PDC) today provided a limited update of financial and operating information. As previously announced, the Company's 2004 earnings will be released on March 15, 2005.

The Company indicated that its 2004 year end long term debt was $21 million, down from $53 million at the beginning of 2004. As was the case for the first 9 months of the year, the Company anticipates record revenue, net income and Adjusted Cash Flow for the full year. Adjusted Cash Flow is net income plus depreciation, depletion and deferred income taxes. The Company believes that Adjusted Cash Flow provides a useful measure of the cash the company has available for development and financing activities.

In 2004 PDC drilled a total of 158 wells with 154 successful wells and 4 dry holes. The Company plans to drill approximately 120 to 130 wells in 2005 with its partnerships, and another 75 to 80 wells for its own interest. Wells to be drilled in conjunction with Company-sponsored partnerships are planned for Wattenberg Field in the D-J Basin (87 wells), and for Grand Valley Field in the Piceance Basin (40 wells). The non-partnership wells will be drilled in areas where the partnerships do not have interests. Approximately 70-75 wells are planned for the Company's northeast Colorado area (NECO), with the balance likely to be Rocky Mountain exploratory prospects.

On February 3, 2005, the Company began drilling operations on the Coffeepot Springs #24-34, an exploratory well in Moffat County, Colorado. The well is part of a multi-pay tight sand exploration project located in the northwestern portion of the Sand Wash Basin in northwest Colorado. The well will be drilled to an approximate depth of 13,000 feet to test the Lance, Fox Hills, Lewis, and Almond formations. The Company will fund the drilling of the well from its corporate capital budget and will have a 100% working interest. The well is estimated to have a completed cost of approximately $2.5 million dollars. Drilling time for the well is anticipated to be approximately 30-45 days, with well completion and evaluation to follow.

The Company has previously drilled the Fox Federal #1-13, an exploratory well in the Sand Wash Basin approximately 15 miles southeast of the Coffeepot Springs #24-34. Drilling was completed in the fourth quarter of 2004, with completion and testing beginning in mid December. The well had good gas shows in several zones and was completed in three intervals. In the limited testing period it produced a combination of gas and water. The Company believes that one of the zones has excessive water content and will need to be isolated. In January testing operations were suspended due to Federal lease restriction to protect local wildlife. Testing will resume in late second quarter when the restrictions are lifted. At that time the Company will determine whether the well should be classified as productive.

The Company accounts for its oil and gas properties under the Successful Efforts method. Under this method costs of successful exploratory wells are capitalized and depreciated over the life of the field where they are located. The entire cost of a dry hole, including completion and testing costs, is expensed when it is determined to be commercially non-productive. As a result, an exploratory dry hole would reduce the Company's earnings for the period when it is recognized as a dry hole.

 Thomas E. Riley, President of Petroleum Development Corporation, will be speaking to analysts and investors at C.K. Cooper's Annual Small Cap Oil &Gas Conference in Palm Springs, California on Friday, February 18. A copy of the slides for the presentation is posted at Petroleum Development Corporation's website, www.petd.com, under the Conference Calls and Presentations heading.

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C. K. Cooper & Company ("CKCC") is a full service investment banking and brokerage firm headquartered in Irvine, California. CKCC focuses on industries with strong growth potential.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003. PDC was named on the FSB: Fortune Small Business Magazine list of America's 100 Fastest-Growing Small Companies in 2001 and 2002.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward- looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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